December 7, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Niethamer

Re:	Veraz Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009

File No. 001-33391

Dear Mr. Niethamer:

On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are providing this letter in response to your letter dated October 28, 2009 (the “Letter”) setting forth the Staff’s comments regarding the Company’s Form 10-K.

The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Company’s 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview Page 24

1.

We note your discussion on pages 9 and 10 of your Risk Factor disclosures with regards to the change in ownership in ECI and the disagreements between the Company and ECI over contractual interpretations and business obligations. We further note that Company is currently terminating your partnership relationship with ECI in the former Soviet Union. Tell us whether these contractual disputes are limited to the former Soviet Union or whether you have disagreements in other regions. In addition, we note your discussion in note 5 to the financial statements regarding potential risks, uncertainties and problems surrounding your DCME agreements with ECI. Tell us your consideration to include a discussion surrounding your DCME agreements with ECI. Tell us your consideration to include a discussion of these issues and the potential impact on the Company’s liquidity, capital resources and results of operations should your relationships with ECI materially change. In this regard, to the extent that past

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performance may not be indicative of future performance, tell us how you considered Section III.B.3 of SEC Release 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the Company is required under Section 303 of Regulation S-K.

During 2008, the Company’s relationship with ECI included primarily (1) contracts relating to a sales agent relationship and a support relationship in Russia (“Russian Agreements”); and (2) a contract for the manufacture and supply of the DCME product (“DCME Agreement”). Although the Company had maintained contractual relationships with ECI for sales and office space in other geographic areas (e.g. Asia and Europe), these relationships had been terminated prior to 2008. The Company includes a description of these past relationships in the notes to the financial statements (see note 5 on pages 50-51) to explain the historical accounting and allow the reader to understand the context of the relationship. During 2008, however, the only region in which the Company maintained a contractual relationship for sales with ECI was in Russia. In early 2009, the Company decided to terminate the Russian Agreements and provided notice of termination to ECI in late January 2009.

On March 4, 2009, in response to the Company’s termination notice regarding the Russian Agreements, the Company received a communication from ECI that: (1) raised issues with respect to payments ECI alleged were due and owing under the DCME Agreement; (2) raised issues with respect to payments which ECI alleged were due and owing under the Russian Agreements; and (3) requested payment for certain small amounts relating to contractual obligations dating back several years. Despite the short time frame from receipt of the communication from ECI and the filing of the 10-K, the Company’s legal and accounting teams completed an analysis of the matters raised in the ECI communication and determined that (1) all material matters were properly accounted for or proper accruals had already been taken within the Company’s records; (2) a few single items for which no accruals had been made were immaterial and it was not clear that such matters, in fact, resulted in an accrual obligation; and (3) it was unlikely that ECI would succeed in pressing any other claims. Based on these determinations, management concluded that no additional disclosure (beyond the potential risks described in the Risk Factors on pages 9 and 10 and in the financial statement note 5 on pages 50 and 51) was required.

Further, the Company notes that in its Form 10-Q filed on August 14, 2009, the Company provided additional details with respect to the final settlement of matters with ECI. The settlement resulted in no changes to the Company’s accruals as previously recorded as of December 31, 2008.

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The Company also respectfully submits that in considering whether or not to disclose more qualitative and quantitative discussion of trends and uncertainties regarding its DCME business, that it did consider Section III.B.3 of SEC Release 33-8350. Management believes it has consistently made very specific disclosures regarding the known trend that the DCME business was declining and expected to continue to decline significantly. In examining the nature of the ECI relationship, management determined that the status of the dispute with ECI was certainly a risk that warranted disclosure, but determined that the dispute was not a known trend or uncertainty requiring additional discussion in the management’s discussion and analysis section.

Finally, management determined that given the immaterial nature of the on-going relationship with ECI, there was no need to include additional discussion regarding the ECI relationship and its impact on the Company’s liquidity, capital resources or results of operations.

Results of Operations

Comparison of Years Ended December 31, 2008 and 2007, page 27

2.	We note that revenue from your IP products represented 67% of total revenues in fiscal 2008. Given the significance of this revenue stream to the Company’s total operations, tell us what consideration you gave to disclosing the total amount of backlog orders believed to be firm commitments pursuant to Item 101(c)(viii) of Regulation S-K. In addition, we note your discussion on page 27 with regards to IP bookings and their impact on the Company’s revenues. Tell us how you considered quantifying the amount of IP bookings each period as these appear to have a significant impact on the fluctuations of the Company’s IP revenue. We refer you to Section III.D of SEC Release 33-6835.

The Company’s objective in discussing bookings is that it provides an indicator of trends in the Company’s business. Increased bookings in one quarter may result in increased revenue in subsequent quarters – i.e. as bookings increase as a trend so too will revenue increase over time. However, the timing of the revenue and the actual amount of bookings on a quantitative basis is not meaningful. A similar analysis would apply to backlog, i.e. the total amount of unrecognized bookings.

The Company’s management considered disclosing quantitative descriptions of both IP product backlog and IP product bookings but concluded that the inclusion of such information: (1) would necessitate extremely complex disclosures that, if sufficiently thorough, could be confusing to a reader or if not sufficiently thorough could be misleading; and (2) may not be an accurate quantitative predictor of trends in the Company’s results of operations. Further, the Company’s management believes that the existing disclosure of the Company’s deferred revenue is a much more relevant analysis of the Company’s prospects and business.

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First, by way of explanation, the Company considers a sale of its IP products to be a booking at such time as the Company has a commitment from a customer to purchase the IP product (ordinarily, this commitment is evidenced by a customer contract or a customer purchase order). Once a sale is booked, the Company includes the total amount of that IP product booking into the Company’s IP product backlog. In most circumstances, IP product bookings convert into deferred revenue once certain criteria are met (product has been delivered, fees are fixed and determinable). While it is an infrequent occurrence, it should be noted that from time to time, a previously booked customer commitment may be “debooked” i.e. (a negative booking). Such debookings are due to a variety of reasons such as the customer subsequently cancelling the purchase order due to budget issues, a change in the customer business plans, etc. Accordingly, the Company does not believe that bookings or backlog meet the requirements of a firm commitment pursuant to Item 101(c)(viii) of Regulation S-K.

As discussed in the Company’s description of its revenue recognition policies, the timing and treatment of revenue from sales of the Company’s IP products can depend upon whether the transaction involves: (i) sales of the Company’s media gateway products when sold in a bundled arrangement together with services (“Static Trunking”); (ii) sales of the Company’s media gateway products when sold in a bundled arrangement together with services and the Company’s ControlSwitch softswitch (“VoIP Solution”); or (iii) sales of the Company’s DCME hardware bundled with Secure Communications software (“Secure Communications Solution”). The timing of conversion from backlog into deferred revenue and then into revenue for each of the solutions depends upon the type of solution and the individual circumstances of the particular transaction.

For example, a VoIP Solution, when sold to a customer for the first time, is generally not recognized until all final installation and commissioning is complete and the customer has provided a final acceptance certificate to the Company. However, after customer acceptance of the first VoIP solution, revenue recognition of subsequent sales of VoIP solutions to the same customer generally occurs upon delivery of the products and is not deferred pending installation and commissioning of the VoIP solution. To further complicate matters, the timing of completing installation and commissioning is difficult to predict because it is often subject to conditions that are not fully within the control of the Company or the customer (i.e. a customer’s site must be ready and include power that in some countries is not simple or easy to connect, customer provided equipment (e.g. cabling) must be available, customer staffing is required to review and test the installation, etc.). Additionally, the delivery of product to the customer is dependent on the customer’s specific readiness and willingness to take delivery. Finally, delivery by a customer of a final acceptance certificate often triggers additional obligations (payment, commencement of warranty, commencement of maintenance terms etc.) and therefore timing of receipt of these customer acceptance certificates cannot be accurately predicted.

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Therefore, the Company’s management believes that quantitative disclosure of backlog or bookings would require such extensive description regarding the nature of the bookings so as to render any such description arcane and virtually meaningless. Further, it is the Company’s experience that if IP bookings or IP backlog ever convert into revenue, the timing of when that conversion into revenue occurs can range from 3 months to more than 24 months and the timing of that conversion into revenue is highly dependent on circumstances outside of the Company’s control. Management concluded that providing such information in a quantitative disclosure did not provide meaningful insight or information regarding the Company’s business.

Finally, the Company already includes extensive quantitative disclosures concerning deferred revenue. Management believes deferred revenue is a more accurate predictor than bookings or backlog.

Comparison of Years Ended December 31, 2007 and 2006, page 31

3.	We note your disclosure on page 32 regarding the 2007 “non-recurring favorable adjustment” to royalty costs. Tell us more about this change and whether it fits within the definition provided for in paragraph 2 of SFAS 154. Further, tell us what consideration you gave to providing more detail on this issue within your filing. Also tell us whether this adjustment is similar in nature to the $0.2 million error correction that was discovered in the first quarter of fiscal 2009.

The 2007 “non-recurring favorable adjustment” to royalty costs of $0.6 million relates to the Company’s change in the interpretation of the DCME Agreement. Under the DCME Agreement, a royalty payment to ECI was required for sales of DCME products. Subsequent to the initial arrangement, Veraz developed the Secure Communication Solution. Initially, when determining the royalty payment owed to ECI, Veraz did not consider that certain software (developed and marketed by the Company) that was sold with the DCME product would not be subject to a royalty payment to ECI and therefore paid royalties to ECI for those sales. In the quarter ended June 30, 2007, after executive level discussions with ECI, Veraz claimed a credit for previously submitted royalty payments to ECI as it determined that royalty was not owed for those sales of software products. As disclosed, the Company recorded the refund from ECI as a favorable royalty adjustment. Accordingly, the Company does not believe that these facts fit within the parameters of SFAS 154 paragraph 2.

It should be noted that in the quarter ended June 30, 2009, the Company and ECI entered into a formal settlement agreement concerning several matters, including an affirmation that the Company does not owe ECI a royalty on the certain software that was developed and marketed by the Company, even when sold with the DCME product.

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The adjustment referred to in the preceding paragraphs is not similar in nature to the $0.2 million error correction that was discovered in the quarter ended March 31, 2009. The $0.2 million error related to a bookkeeping error for tracking the cost of sales related to inventory for the IP products which was evaluated as not material to that current period or other period’s financial statements.

Note-2 – Summary of Significant Accounting Policies

(g) Concentrations, page 43

4.	We note your accounts receivable allowance at December 31, 2008 was substantially greater than in prior periods. We further note from your disclosure that the increase related to certain customers in the Russia and Asia Pacific regions. Tell us more about the facts and circumstances that caused management to conclude that the additional charges were necessary. Also, tell us what considerations you gave to providing more substantive disclosure regarding the reasons for the increase within MD&A and whether there appears to be a trend of collectability issues that could have a material impact on revenue recognition.

The Company’s allowance for doubtful accounts increased by approximately $1.3 million from the 12 months ended December 31, 2007 when compared with the 12 months ended December 31, 2008 primarily due to three customers.

Approximately $550,000 of the allowance made for the year ended December 31, 2008 related to one specific Russian customer. The customer’s financial condition had worsened and although the customer had not yet declared bankruptcy, there were indications that the customer may be nearing bankruptcy. As a result the Company’s management determined that it no longer believed that the accounts receivable from that customer were collectible and thus an accounts receivable allowance was provided for the balance. The weakened financial condition of this specific customer is not indicative of the rest of our Russian customers. Therefore, the Company concluded that a more substantive MD&A disclosure regarding revenue recognition issues or a trend of collectability issues for the Russia market was not deemed necessary.

The Company also reserved approximately $700,000 related to two customers in the Asia Pacific Region. The Company’s management concluded that the allowance for doubtful accounts on these two customers was not indicative of the rest of the Company’s customers in this region for the following reasons:

•

The accounts receivable amounts were long overdue for these two specific customers due to their respective individual circumstances. It should be noted that, generally, the customers in the Asia Pacific region had positive payments histories that were similar to customers in other regions. The Company was not experiencing extraordinary collections issues with other Asia Pacific customers.

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•

The Company’s primary contact with these two specific customers was the former non-management employee whose conduct was the center of the allegations of fraud described elsewhere in this letter. This employee had terminated his employment with the Company, and post termination efforts of the Company to collect the cash from the customers were not successful.

•

Due to the a number of considerations, including, but not limited to, long overdue receivables, lack of success in collection efforts, having to establish a new Veraz Networks contact with these two customers, the remote locations of such customers and the difficulty in pursing legal remedies in such locales, etc., the Company had substantial doubt about the collectability of these receivable amounts. Accordingly, Company management determined that it was appropriate to provide for an allowance on these accounts receivable balances for these specific customers only.

Accordingly, in the quarterly report on Form 10-Q for the quarter of June 30, 2008 as well as in the annual report on Form 10-K for year ended December 31, 2008, Company management concluded that a more substantive disclosure regarding revenue recognition issues or a trend of collectability issues for the Asia Pacific market was not necessary because the situation was isolated to only these two customers.

Note 16 – SEC Investigation, page 62

5.	We note that during the course of an SEC inquiry, the Company became aware of allegations of misconduct relating to your business practices in Asia Pacific region that included allegations of possible fraud involving payments from a reseller to certain non-management employees. Tell us how management considered these circumstances when evaluating your disclosure controls and procedures and internal control over financial reporting.

After reviewing the facts and circumstances relating to the potentially fraudulent payments from a reseller to a non-management employee, Company management determined no material weaknesses existed in the Company’s internal controls over financial reporting. The allegations of possible fraud involved circumstances in which a non-management employee may have also been affiliated with a reseller and may have received some monetary benefit from the reseller for sales in Asia Pacific. If true, this would be a violation of the Company’s policies, including the Company’s Code of Conduct and Ethics. As part of the system of internal controls, the Company required (and continues to require) all sales related personnel to certify quarterly compliance with the Company’s policies and carefully considers reseller relationships. Management

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does not believe that additional internal controls would have prevented or detected fraud of this nature. Despite management’s belief that its internal controls were operating effectively, the Company, nonetheless, made some enhancements to its internal control procedures and policies relating to the Quarterly certification of compliance by Sales personnel and required representations and warranties from resellers and agents. Management concluded, however, that these changes did not materially affect, nor were they reasonably likely to materially affect, the Company’s internal controls over financial reporting and therefore such changes were not disclosed.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.